===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

     / X /          ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

     /   /        TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
             FOR THE TRANSITION PERIOD FROM __________ TO __________


                       COMMISSION FILE NUMBER :  1-11396


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                        JOHN ALDEN FINANCIAL CORPORATION
                          7300 CORPORATE CENTER DRIVE
                           MIAMI, FLORIDA  33126-1223



                               PAGE 1 OF 22 PAGES
                        EXHIBIT INDEX APPEARS ON PAGE 21

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
                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

                               TABLE OF CONTENTS



                                                                                                Page No.
                                                                                                --------

Report of Independent Certified Public Accountants. . . . . . . . . . . . . . . . . . . . . . . . .  3

Financial Statements:

         Statements of Net Assets Available for
         Benefits, with Fund Information, as of
         December 31, 1995 and 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

         Statements of Changes in Net Assets
         Available for Benefits, with Fund Information,
         for the years ended December 31, 1995 and 1994 . . . . . . . . . . . . . . . . . . . . . .  6

         Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Additional Information - Supplemental Schedules:

         Schedule I - Schedule of Assets Held for
         Investment as of December 31, 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

         Schedule II - Schedule of Investments
         Acquired and Disposed of during the year
         ended December 31, 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

Schedules other than those listed above have been omitted since they are not applicable or the required information is shown in the Financial Statements or related notes.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Salary and Benefits Committee and Participants of the John Alden Employee Savings Incentive Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the John Alden Employee Savings Incentive Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Miami, Florida
June 26, 1996

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1995




                                                                                Fund Information
                                                     ------------------------------------------------------------------
                                                          Money            Fixed                              Company
                                                         Market            Income           Equity             Stock
                                       Total              Fund              Fund             Fund              Fund
                                  --------------     -------------     -------------   ----------------    ------------

        ASSETS
- --------------------------

Investments at fair value:
   Short-term investments            $15,268,678       $13,459,761      $   218,318       $ 1,541,186       $   49,413
   Bonds                              12,169,743                --       12,169,743                --               --
   Common stock                       32,890,412                --               --        29,542,438        3,347,974
Loans receivable from
      participants                     3,076,858         1,425,966          709,125           844,118           97,649
Accrued investment income                368,015           121,444          193,558            35,113           17,900
                                     -----------       -----------      -----------       -----------       ----------

Net assets available
      for benefits                   $63,773,706       $15,007,171      $13,290,744       $31,962,855       $3,512,936
                                     ===========       ===========      ===========       ===========       ==========




  The accompanying notes are an integral part of these financial statements.

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1994


                                                                                        Fund Information
                                                            ------------------------------------------------------------------
                                                                 Money            Fixed                             Company
                                                                Market            Income            Equity           Stock
                                             Total               Fund              Fund             Fund             Fund
                                        ---------------     -------------      ------------    --------------   --------------
        ASSETS
- --------------------------

Investments at fair value:
   Short-term investments                   $16,060,378       $13,017,551        $   356,203       $ 2,613,674     $   72,950
   Bonds                                      9,786,208                --          9,786,208                --             --
   Common stock                              21,847,588                --                 --        19,281,363      2,566,225
Loans receivable from
      participants                            2,627,507         1,311,240            610,996           629,903         75,368
Accrued investment income                       362,692           130,973            176,855            45,454          9,410
Other                                            25,609                --             12,333            13,276             --
                                            -----------       -----------        -----------       -----------     ----------
   Total assets                              50,709,982        14,459,764         10,942,595        22,583,670      2,723,953
                                            -----------       -----------        -----------       -----------     ----------

     LIABILITIES
- --------------------------

Payables                                         35,151            17,961                 --                --         17,190
                                            -----------       -----------        -----------       -----------     ----------
    Total liabilities                            35,151            17,961                 --                --         17,190
                                            -----------       -----------        -----------       -----------     ----------

Net assets available for
      benefits                              $50,674,831       $14,441,803        $10,942,595       $22,583,670     $2,706,763
                                            ===========       ===========        ===========       ===========     ==========





  The accompanying notes are an integral part of these financial statements.

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1995


                                                                                Fund Information
                                                      -----------------------------------------------------------------
                                                         Money             Fixed                              Company
                                                         Market           Income            Equity            Stock
                                           Total          Fund             Fund              Fund              Fund
                                       ------------   ------------     -------------     -------------    -------------
Net investment income (loss):
   Interest                             $ 1,932,411      $   830,132      $   839,302      $   241,093      $    21,884
   Dividends                                529,809               --               --          468,947           60,862
   Realized gains (losses)                1,359,012           41,889            8,314        1,313,188           (4,379)
   Change in unrealized
    appreciation/depreciation
    in fair value of investments          5,789,488           24,703        1,106,832        5,309,089         (651,136)
                                        -----------      -----------      -----------      -----------      -----------
      Total net investment
         income (loss)                    9,610,720          896,724        1,954,448        7,332,317         (572,769)
                                        -----------      -----------      -----------      -----------      -----------

Contributions:
   Employee                               6,384,024        1,145,271        1,382,377        3,165,667          690,709
   Employer                               2,569,605          422,862          508,955        1,337,645          300,143
                                        -----------      -----------      -----------      -----------      -----------
      Total contributions                 8,953,629        1,568,133        1,891,332        4,503,312          990,852

Interfund transfers, net                         --         (225,741)        (453,047)         127,761          551,027
Other inflows                                10,398            1,454            3,034            5,133              777
                                        -----------      -----------      -----------      -----------      -----------

      Total inflows                      18,574,747        2,240,570        3,395,767       11,968,523          969,887
                                        -----------      -----------      -----------      -----------      -----------

Withdrawals and distributions            (5,475,872)      (1,675,202)      (1,047,618)      (2,589,338)        (163,714)
                                        -----------      -----------      -----------      -----------      -----------

      Total outflows                     (5,475,872)      (1,675,202)      (1,047,618)      (2,589,338)        (163,714)
                                        -----------      -----------      -----------      -----------      -----------

Net increase in net
  assets available for benefits          13,098,875          565,368        2,348,149        9,379,185          806,173
                                        -----------      -----------      -----------      -----------      -----------

Net assets available for
  benefits:
   Beginning of period                   50,674,831       14,441,803       10,942,595       22,583,670        2,706,763
                                        -----------      -----------      -----------      -----------      -----------

   End of period                        $63,773,706      $15,007,171      $13,290,744      $31,962,855      $ 3,512,936
                                        ===========      ===========      ===========      ===========      ===========





  The accompanying notes are an integral part of these financial statements.

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1994


                                                                                  Fund Information
                                                              ----------------------------------------------------------
                                                                 Money           Fixed                         Company
                                                                 Market          Income         Equity         Stock
                                                   Total          Fund            Fund           Fund           Fund
                                               -----------     -----------    -------------  --------------   ----------
Net investment (loss) income:
  Interest                                     $ 1,490,985     $   559,014    $   753,635    $   160,067      $   18,269
  Dividends                                        442,251              --             --        411,070          31,181
  Realized gains                                   204,420             950          3,331        200,139              --
  Change in unrealized
   appreciation/depreciation
   in fair value of investments                 (2,806,538)          3,107       (987,483)    (1,215,856)       (606,306)
                                               -----------     -----------    -----------    -----------      ----------
      Total net investment (loss) income          (668,882)        563,071       (230,517)      (444,580)       (556,856)
                                               -----------     -----------    -----------    -----------      ----------

Contributions:
   Employee                                      5,569,083       1,020,410      1,308,274      2,685,948         554,451
   Employer                                      2,370,468         367,725        536,316      1,231,078         235,349
                                               -----------     -----------    -----------    -----------      ----------
      Total contributions                        7,939,551       1,388,135      1,844,590      3,917,026         789,800
                                               -----------     -----------    -----------    -----------      ----------

Interfund transfers, net                                --         601,220       (861,208)        60,195         199,793
                                               -----------     -----------    -----------    -----------      ----------

      Total inflows                              7,270,669       2,552,426        752,865      3,532,641         432,737
                                               -----------     -----------    -----------    -----------      ----------

Outflows:
  Withdrawals and distributions                 (2,766,323)       (665,820)      (584,096)    (1,425,589)        (90,818)
  Other                                            (37,867)         10,758         (8,554)       (36,670)         (3,401)
                                               -----------     -----------    -----------    -----------      ----------
      Total outflows                            (2,804,190)       (655,062)      (592,650)    (1,462,259)        (94,219)
                                               -----------     -----------    -----------    -----------      ----------

Net increase in net assets
  available for benefits                         4,466,479       1,897,364        160,215      2,070,382         338,518
                                               -----------     -----------    -----------    -----------      ----------

Net assets available for
  benefits:
  Beginning of period                           46,208,352      12,544,439     10,782,380     20,513,288       2,368,245
                                               -----------     -----------    -----------    -----------      ----------

  End of period                                $50,674,831     $14,441,803    $10,942,595    $22,583,670      $2,706,763
                                               ===========     ===========    ===========    ===========      ==========





  The accompanying notes are an integral part of these financial statements.

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - THE PLAN

The following description of the John Alden Employee Savings Incentive Plan (the "Plan") provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, originally effective on October 10, 1980 and amended effective January 1, 1993, is a defined contribution savings plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is exempt from federal and state income taxes. The Plan covers substantially all of the employees of John Alden Financial Corporation and its subsidiaries ("JAFCO" or the "Company"). Prior to January 1, 1995, employees became eligible to participate in the Plan on any January 1 or July 1 following one year of service. Effective January 1, 1995, the Plan was amended to eliminate the one year of service requirement.

Certain members of management of the Company are named as Trustees of the Plan by the Board of Directors of the Company. The Plan is administered by a committee (the "Committee") appointed by the Board of Directors of the Company. As provided by the Plan, the Committee has appointed Bankers Trust Company of New York ("Bankers Trust"), an outside firm, as custodian for the Plan. Plan investments and employee and employer contributions are held in a custodial account established under the Custodial Agreement with Bankers Trust.

Tax Status

The Plan has received a determination letter indicating the Plan's design meets the requirements for tax exempt status under Section 401(k) of the Internal Revenue Code ("IRC"). As a result of certain amendments to the Plan adopted in 1993, the Plan filed for an updated determination letter covering the amended Plan's tax status.

In April 1995, the Plan received a determination letter indicating the design of the Plan, as amended in 1993, is qualified under Section 401(k) of the IRC, subject to the implementation of certain agreed-upon amendments, which have been adopted. The Plan sponsor believes the Plan, as currently designed and operated, is in compliance with the applicable requirements of the IRC.

Contributions

A participant may elect to contribute from 1% to 14% of pre-tax or after-tax compensation, subject to certain dollar amount limits, through payroll deductions. Certain highly compensated employees are limited to contributions of 6% of pre-tax compensation. For pre-tax contributions, the employee's taxable income is reduced by the amount contributed as provided under Section 401(k) of the IRC.

The Plan provides for minimum Company contributions equal to 50% of the first 6% of the contributions made by participating employees with at least one year of service. Supplemental annual Company matching contributions may be made at the discretion of the Company based on the Company's profits.

A participant may elect to suspend contributions at any time. Suspension of employee contributions, however, will result in suspension of employer contributions during that period. A participant may resume contributions on the first day of the following calendar quarter.

The Plan is a tax-deferred plan under federal law, and is subject to a non-discriminatory test. If the test is not met, a portion of the contributions and related earnings made by higher paid employees will not be tax deferred and will be considered taxable income to such employees.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and allocations of (a) Plan earnings, based on participant account balances, and (b) forfeitures of terminated participants' nonvested funds, based on the participant's contributions to the Plan. Each participant is entitled to vested benefits in the amount of the participant's vested account balance.

Investment Options

Participants may invest contributions and transfer account balances among four investment funds, as follows:

1. Money Market Fund - invested primarily in money market instruments with maturities of less than one year.

2. Fixed Income Fund - invested in fixed-rate securities and short term investments.

3. Equity Fund - invested in equities such as common stock and short term investments.

4. Company Stock Fund - invested primarily in common stock of John Alden Financial Corporation.

Participants may elect to invest contributions in a single fund, or may elect to split the contributions, in multiples of 25%, among any of the four funds. At December 31, 1995, the number of employees participating in each fund was as follows: Money Market Fund, 1,410; Fixed Income Fund, 1,631; Equity Fund, 2,125; Company Stock Fund, 890.

At December 31, 1995, net assets available for benefits to participants who have terminated employment with the Company aggregated $4,568,001. At December 31, 1995, net assets available for benefits relating to individuals who have elected to withdraw from the Plan but have not yet been paid aggregated $436,502.

Vesting

Plan participants are 100% vested in the employee contribution amounts. Plan participants become vested in the employer contributions according to the following vesting schedule:

                              Years of                    Vested
                          Plan Eligibility              Percentage
                          ----------------              ----------

                            Less than 1                      0%
                                1-2                         30%
                                2-3                         60%
                             3 or more                     100%

Withdrawals

Withdrawals from participant accounts including any earnings thereon are permitted, but are limited to once every 12 months. Certain withdrawals from participant accounts are allowed for financial hardship only (in accordance with IRS regulations). Basic or additional contributions will be suspended for a one year period following a hardship withdrawal.

Loans

The Plan allows participants to borrow the lesser of a) 50% of their total vested balance in all investment funds or b) $50,000, after reduction of the excess of certain outstanding loan balances, if any. Such loans are to be repaid through payroll deductions over a term not to exceed ten years and may be prepaid at the participant's option. These loans bear interest at a rate based on the then prevailing rates charged by financial institutions.

Distributions

A participant's account becomes payable upon retirement, death, disability or termination of employment.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investments

Investments are stated at fair value. Investment transactions are accounted for on a trade date basis. Gain or loss on the sale of investments is computed on the average cost method. Investments with initial maturities of less than one year are considered to be short term.

The fair market value of each fund's investments are determined as follows:

(1) Money Market Fund - Short-term investments are valued at cost, which approximates market value. U.S. Government and agency obligations, commercial paper and corporate bonds are carried at market prices as of the valuation date.

(2) Fixed Income Fund - U.S. Government securities and other fixed income securities are valued at fair value based on quoted market prices or current market yields for investments with similar characteristics such as maturity, coupon rate and credit quality, as determined by an independent source. Short-term investments are valued at cost, which approximates market value.

(3) Equity Fund - Securities traded on national securities exchanges are valued at the last reported sales price as of the valuation date; securities traded in the over-the-counter market and listed securities for which no sales were reported on the valuation date are valued at the last reported bid price. Short-term investments are valued at cost, which approximates market value.

(4) Company Stock Fund - JAFCO common stock is valued at the last reported sales price as reported on the New York Stock Exchange on the valuation date. Short-term investments are valued at cost, which approximates market value.

Loans

Loans are disbursed from participants' fund balances on a pro-rata basis. Loan repayments are allocated to participants' fund balances based upon the individual's investment fund election at the time of repayment. Loans receivable at December 31, 1995 and 1994 and interest earned on loan balances for 1995 and 1994 are allocated to funds on a pro-rata basis using relative loan repayment and disbursement activity during the respective period.

NOTE 3 - INVESTMENT TRANSACTIONS

For the years ended December 31, 1995 and 1994, the Plan's investments (including realized gains and losses on investments sold during the year) appreciated (depreciated) in value as follows:

                                                                  Year Ended December 31,
                                                           ----------------------------------
                                                              1995                  1994
                                                           ----------            ------------

                  Short-term investments                   $   71,351            $     4,057
                  Bonds                                     1,106,832               (984,152)
                  Common stock                              5,970,317             (1,622,023)
                                                           ----------            -----------
                                                           $7,148,500            $(2,602,118)
                                                           ==========            ===========

NOTE 4 - ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by Bankers Trust, the custodian for the Plan. Bankers Trust also performs other administrative services for which fees were paid in 1995 and 1994 by the Company. John Alden Asset Management Company ("JAAMCO"), an indirectly wholly-owned subsidiary of the Company, is the investment manager of the Plan. JAAMCO manages the Plan's investments in accordance with the investment guidelines set forth by the Trustees. JAAMCO receives no fees for these services. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

                ADDITIONAL INFORMATION - SUPPLEMENTAL SCHEDULES

                                                                  SCHEDULE I
                                                                  Page 1 of 5

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
        ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1995



                                                                                 NUMBER OF
              IDENTITY OF ISSUE,                                                 SHARES OR                        FAIR
                BORROWER, ETC.                         RATE       MATURITY      FACE AMOUNT        COST          VALUE
- -----------------------------------------------      --------    ----------    -------------  -------------   ------------
Money Market Fund
- -----------------

Short-Term Investments:

  Bankers Trust Pyramid Fund                           5.690         N/A        $ 1,343,113   $  1,343,113   $  1,343,113


U.S. Governments and Agency Obligations:


  Federal Home Loan Banks                              5.050      06/07/96          500,000        497,422        498,495
  Federal Home Loan Banks                              6.000      08/16/96          500,000        500,000        499,685
  Federal Home Loan Banks                              5.900      10/30/96          500,000        500,000        499,685
  Federal National Mortgage Association                5.500      10/25/96          422,748        420,568        421,027
                                                                               ------------   ------------   ------------

  Total U.S. Government and Agency Obligations                                    1,922,748      1,917,990      1,918,892
                                                                               ------------   ------------   ------------


Commercial Paper:

  Aluminum Company of America                          4.625      02/15/96          500,000        493,230        499,265
  Boston Edison Company                                5.125      03/15/96          500,000        497,225        500,390
  Carpenter Technology Corporation                     6.050      01/19/96          500,000        495,946        495,946
  Carpenter Technology Corporation                     6.200      01/19/96          650,000        644,730        644,730
  Centex Corporation                                   6.050      01/04/96          500,000        495,883        495,883
  Comdisco Incorporated                                6.200      03/05/96          500,000        499,500        500,105
  GATX Capital Corporation                             6.050      01/25/96          500,000        493,446        493,446
  Illinois Power Company                               6.100      02/08/96          500,000        495,255        495,255
  Lehman Brothers Holding Incorporated                 5.500      06/15/96          500,000        496,805        497,780
  Louisiana Power & Light Company                      5.750      03/01/96          500,000        497,562        500,380
  Nationsbank Corporation                              4.750      08/15/96          500,000        493,400        497,220
  Orix Commercial Alliance                             6.120      01/02/96          500,000        497,620        497,620
  Pacificorp                                           6.100      01/31/96          500,000        496,357        496,357
  Pennsylvania Power & Light Company                   6.050      01/04/96          500,000        497,479        497,479
  Smithkline Beecham                                   5.250      01/26/96          550,000        543,197        549,835
  Source One Mortgage                                  6.150      01/02/96          500,000        498,292        498,292
  Textron Financial Corporation                        6.030      01/12/96          600,000        595,477        595,478
  Tyson Foods Incorporated                             6.050      01/12/96          500,000        496,807        496,807
  WMX Technologies Incorporated                        4.875      06/15/96          450,000        446,988        448,308
                                                                               ------------   ------------   ------------

  Total Commercial Paper                                                          9,750,000      9,675,199      9,700,576
                                                                               ------------   ------------   ------------

Corporate Bonds and Debentures:

  Advanta                                              5.125      11/15/96          500,000        495,650        497,180
                                                                               ------------   ------------   ------------

  Total Money Market Fund Investments                                          $ 13,515,861   $ 13,431,952   $ 13,459,761
                                                                               ============   ============   ============

                                                                  SCHEDULE I
                                                                  Page 2 of 5

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
        ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1995



                                                                                 NUMBER OF
              IDENTITY OF ISSUE,                                                 SHARES OR                        FAIR
                BORROWER, ETC.                         RATE       MATURITY      FACE AMOUNT        COST          VALUE
- -----------------------------------------------      --------    ----------    -------------  -------------   ------------
Fixed Income Fund
- -----------------

Short-Term Investments:

  Bankers Trust Pyramid Fund                           5.690         N/A       $    218,318   $    218,318   $    218,318

U.S. Governments and Agency Obligations:

  Federal Farm Credit Banks Cons                       7.950      04/01/02          150,000        149,719        154,313
  Federal Home Loan Banks                              6.100      03/22/99          100,000        100,000        100,016
  Federal Home Loan Banks                              5.540      02/01/01          300,000        300,000        298,641
  Federal Home Loan Banks                              5.900      10/30/96          300,000        300,000        299,811
  Federal Home Loan Mortgage Corporation               5.400      03/16/98          250,000        250,000        249,023
  Federal Home Loan Mortgage Corporation               6.200      04/15/03          250,000        251,719        255,780
  Federal Home Loan Mortgage Corporation               5.400      11/02/00          300,000        300,000        294,468
  Federal National Mortgage Association                8.750      06/10/96          400,000        421,906        405,812
  U.S. Treasury Notes                                  5.750      10/31/97          500,000        517,422        504,845
                                                                               ------------   ------------   ------------

  Total U.S. Governments and Agency Obligations                                   2,550,000      2,590,766      2,562,709

Foreign Government Obligations:

  Quebec Providence Canada                             7.500      07/15/02          100,000         99,765        106,177

                                                                               ------------   ------------   ------------

  Total Government and Agency Obligations                                         2,650,000      2,690,531      2,668,886
                                                                               ------------   ------------   ------------


Corporate Bonds and Debentures:

  Ahmanson  H F                                        7.875      09/01/04          200,000        195,236        217,464
  Alabama Power Company                                6.750      02/01/03          200,000        197,750        203,250
  Allegheny Generating                                 5.625      09/01/03          200,000        198,118        193,356
  American General Corporation                         6.250      03/15/03          100,000         97,483        100,135
  Aon Corporation                                      6.300      01/15/04          165,000        146,289        165,774
  Arkansas Power & Light Company                       7.900      11/01/02          100,000         99,314        104,727
  Associates Corporation North America                 6.000      06/15/01          210,000        210,000        208,820
  Associates Corporation North America                 5.250      03/30/00          200,000        198,158        196,368
  Bank Of New York Incorporated                        6.625      06/15/03          200,000        198,200        205,544
  Bank N S Halifax                                     6.875      05/01/03          100,000         99,911        104,364
  Bankers Trust N Y Corporation                        8.000      03/15/97          500,000        462,690        512,655
  Boeing Company                                       6.350      06/15/03          200,000        199,560        203,660
  Carnival Cruise Lines Incorporated                   6.150      10/01/03          200,000        175,816        196,668
  Central Bancshares South Incorporated                7.000      05/01/03          200,000        196,168        205,444
  Central Power & Light Company                        7.000      02/01/01          100,000         94,655        100,750
  Discover Card Trust                                  8.000      10/15/98          100,000         99,424        105,625

                                                                  SCHEDULE I
                                                                  Page 3 of 5

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
        ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1995



                                                                                 NUMBER OF
              IDENTITY OF ISSUE,                                                 SHARES OR                        FAIR
                BORROWER, ETC.                         RATE       MATURITY      FACE AMOUNT        COST          VALUE
- -----------------------------------------------      --------    ----------    -------------  -------------   ------------
Fixed Income Fund
- -----------------

Corporate Bonds and Debentures:

  First Chicago Corporation                            6.875      06/15/03     $    200,000   $    197,222   $    208,252
  First Colony Corporation                             6.625      08/01/03          100,000         99,890        101,480
  First Union Corporation                              8.770      11/15/04          200,000        199,232        213,958
  General Telephone Company Wisconsin                  7.500      03/01/02          100,000         97,902        100,500
  Georgia Power Company                                6.350      08/01/03          100,000         98,700        100,146
  Golden West Financial Corporation                    6.000      10/01/03          200,000        176,454        196,292
  Illinois Power Company                               6.500      08/01/03          100,000         99,383        101,037
  Indiana & Michigan Electric Company                  7.000      05/01/98          100,000         91,238        100,666
  Jersey Central Power & Light Company                 6.375      05/01/03          100,000         98,795        100,981
  Liberty National Bancorp                             6.750      06/01/03          250,000        249,595        255,457
  Lincoln National                                     7.250      05/15/05          300,000        298,458        319,365
  Mid Penn Telephone                                   7.750      03/15/02          280,000        277,494        284,418
  National City Bank Cleveland                         6.500      05/01/03          200,000        191,384        202,594
  Nationsbank Corporation                              8.125      06/15/02          100,000         99,750        110,569
  New York St Elec & Gas Corporation                   6.750      10/15/02          100,000         98,026        102,304
  New York Telephone Company                           4.250      01/01/00          100,000         67,227         94,184
  Pacific Gas & Electric Company                       8.750      01/01/01          200,000        199,500        223,074
  Pacific Gas & Electric Company                       6.250      03/01/04          200,000        200,000        200,324
  Pacific Tel & Teleg Company                          6.500      07/01/03          100,000        100,000        100,634
  Paine Webber Group Incorporated                      7.000      03/01/00          100,000         99,725        102,091
  Progressive Corporation                              6.600      01/15/04           96,000         94,109         97,342
  Public Service Company  Colorado                     5.875      07/01/97          100,000         88,334        100,228
  Public Service Electric & Gas Company                6.750      03/01/06          200,000        197,542        205,682
  Republic N Y Corporation                             8.375      05/01/96          200,000        196,902        201,610
  Rochester Gas & Electric Corporation                 8.000      08/15/99          100,000        100,000        100,928
  Salomon Brothers Incorporated                        6.875      12/15/03          100,000        100,000         98,798
  Santander Financial                                  6.800      07/15/05          300,000        297,408        307,713
  Society National Bank                                6.750      06/15/03          100,000         94,150        103,030
  Southern California Edison Company                   5.625      10/01/02          200,000        199,092        194,256
  Standard Credit Card Trust                           8.000      10/07/97          100,000         99,480        101,406
  State Street Boston Corporation                      5.950      09/15/03          200,000        169,764        197,862
  Travelers Incorporated                               7.750      06/15/99          100,000        100,000        105,765
  Travelers Incorporated                               6.125      06/15/00          200,000        198,380        200,704
  Union Pacific Railroad Company                       6.000      09/01/03          295,000        263,435        288,952
  United Postal Savings                                9.000      07/26/99          500,000        497,594        548,020
  Wachovia Corporation                                 6.375      04/15/03          100,000         88,149        101,923
  Zeneca                                               6.300      06/15/03          300,000        288,255        303,708
                                                                               ------------   ------------   ------------

  Total Corporate Bonds and Debentures                                            9,296,000      8,981,341      9,500,857
                                                                               ------------   ------------   ------------

  Total Fixed Income Fund Investments                                          $ 12,164,318   $ 11,890,190   $ 12,388,061
                                                                               ============   ============   ============

                                                                  SCHEDULE I
                                                                  Page 4 of 5

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
        ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1995

                                                                                 NUMBER OF
              IDENTITY OF ISSUE,                                                 SHARES OR                        FAIR
                BORROWER, ETC.                         RATE       MATURITY      FACE AMOUNT        COST          VALUE
- -----------------------------------------------      --------    ----------    -------------  -------------   ------------
Equity Fund
- -----------

Short-Term Investments:

  Bankers Trust Pyramid Fund                           5.690         N/A       $  1,541,186   $  1,541,186   $  1,541,186


Common Stock:

  Allergan Incorporated                                                              13,100        303,483        425,750
  Allied Signal                                                                      15,400        325,935        731,500
  American Express Company                                                            4,800        128,669        198,600
  Amsouth Bancorp                                                                    11,000        371,514        444,125
  Armstrong World Industries Incorporated                                             8,100        302,781        502,200
  Atlantic Southeast Airlines                                                        19,500        595,725        419,250
  Bell South Corporation                                                             24,000        672,564      1,044,000
  Boeing Company                                                                      4,000        197,200        313,500
  Brunswick Corporation                                                              21,900        302,375        525,600
  Campbell Soup                                                                      18,000        840,906      1,080,000
  Chemical Banking Corporation                                                       17,000        630,462        998,750
  Coca Cola Company                                                                   8,400        327,270        623,700
  Darden Restaurant Incorporated                                                      3,800         30,509         45,125
  Disney Walt Company                                                                 9,300        308,995        547,538
  Dow Chemical                                                                       12,500        894,375        878,125
  DuPont E I De Nemours & Company                                                     6,200        306,635        433,225
  Fluor Corporation                                                                  11,000        444,818        726,000
  Ford Mtr Company Del                                                               15,600        300,565        450,450
  Gillette Company                                                                   13,200        299,280        688,050
  Harley Davidson Incorporated                                                       39,000        684,050      1,121,250
  Hershey Foods                                                                      13,000        854,981        845,000
  Hewlett-Packard Company                                                            10,500        895,824        879,375
  Home Depot Incorporated                                                            21,000        841,638      1,002,750
  Johnson & Johnson                                                                   9,300        375,953        795,150
  Liz Claiborne Incorporated                                                          9,000        194,625        247,500
  MCI Communications Corporation                                                     19,400        299,873        506,825
  Merck & Company                                                                     7,500        349,125        492,187
  Motorola Incorporated                                                              15,000        247,331        855,000
  National Semiconductor                                                             31,000        624,712        685,875
  Nationsbank Corporation                                                            12,700        629,285        884,238
  Philips NV ADR's                                                                   30,000        354,000      1,076,250
  Reliastar Finl Corporation                                                         15,000        458,250        665,625
  Rubbermaid Incorporated                                                            28,000        705,671        714,000
  Sherwin Williams Company                                                            9,000        224,829        366,750
  Sysco Corporation                                                                  32,000        876,494      1,040,000
  Torchmark Corporation                                                              13,700        637,694        619,925
  Toys R Us Incorporated                                                             32,000        893,600        696,000
  Wal Mart Stores Incorporated                                                       36,000        861,235        801,000
  Washington Mutual Savings Bank                                                     27,000        627,750        779,625
  Wendy's International                                                              47,000        889,475        998,750
  Westinghouse Electric Corporation                                                  14,200        305,170        232,525
  Worldcom, Incorporated                                                             31,000        650,612      1,092,750
  Xerox                                                                               7,800        948,090      1,068,600
                                                                                              ------------   ------------

  Total Common Stock                                                                            22,014,328     29,542,438
                                                                                              ------------   ------------

  Total Equity Fund Investments                                                               $ 23,555,514   $ 31,083,624
                                                                                              ============   ============

                                                                  SCHEDULE I
                                                                  Page 5 of 5

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
        ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                DECEMBER 31,1995

                                                                                 NUMBER OF
              IDENTITY OF ISSUE,                                                 SHARES OR                        FAIR
                BORROWER, ETC.                         RATE       MATURITY      FACE AMOUNT        COST          VALUE
- -----------------------------------------------      --------    ----------    -------------  -------------   ------------
Company Stock Fund
- ------------------

Short-Term Investments:

  Bankers Trust Pyramid Fund                           5.690         N/A       $     49,413   $     49,413   $     49,413

Common Stock:

  John Alden Financial Corporation                                                  160,382      3,797,441      3,347,974
                                                                                              ------------   ------------

  Total Company Stock Fund Investments                                                        $  3,846,854   $  3,397,387
                                                                                              ============   ============

                                                                  SCHEDULE II


                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
         ADDITIONAL INFORMATION - SCHEDULE OF INVESTMENTS ACQUIRED AND
              DISPOSED OF DURING THE YEAR ENDED DECEMBER 31, 1995




                                                                                 NUMBER OF
           IDENTITY OF ISSUE,                                                    SHARES OR
             BORROWER, ETC.                            RATE       MATURITY      FACE AMOUNT        COST         PROCEEDS
- -----------------------------------------------      --------    ----------    -------------  -------------   ------------

Money Market Fund
- -----------------

  Bonds
  -----

  Kmart                                                6.130      06/13/95     $    250,000   $    247,999   $    247,999
  Hasbro Incorporated                                  5.650      12/20/95          550,000        538,520        538,520
                                                                               ------------   ------------   ------------

                    Money Market Fund Total                                         800,000        786,519        786,519
                                                                               ------------   ------------   ------------


Fixed Income Fund
- -----------------

  Bonds
  -----

  Republic National Bank of New York                   4.750      10/15/95          200,000        198,636        199,334
                                                                               ------------   ------------   ------------

                     Fixed Income Fund Total                                        200,000        198,636        199,334
                                                                               ------------   ------------   ------------


Equity Fund
- -----------

  Bonds
  -----

  Arizona Public Service                               6.100      07/14/95          500,000        498,051        498,051
  Illinois Power Company                               6.100      07/11/95          525,000        523,221        523,221
  Pennsylvania Power & Light Company                   6.020      07/07/95          500,000        497,659        497,659
  Source One Mortgage                                  6.100      07/20/95          500,000        497,119        497,119
                                                                               ------------   ------------   ------------

                           Equity Fund Total                                      2,025,000      2,016,050      2,016,050
                                                                               ------------   ------------   ------------

                                       Total                                   $  3,025,000   $  3,001,205   $  3,001,903
                                                                               ============   ============   ============

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        JOHN ALDEN EMPLOYEE SAVINGS
                                        INCENTIVE PLAN



Dated:  June 28, 1995                   By: /s/ Scott L. Stanton
                                            ----------------------------
                                            Scott L. Stanton
                                            Trustee

                                 EXHIBIT INDEX


     Exhibit No.                              Description                                         Page No.
     -----------                              -----------                                         --------

         23.1             Consent of Independent Certified Public Accountants                        22

                                                                    Exhibit 23.1





              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-56656) of John Alden Financial Corporation of our report dated June 26, 1996 appearing on page 3 of the Annual Report of the John Alden Employee Savings Incentive Plan on Form 11-K for the year ended December 31, 1995.



PRICE WATERHOUSE LLP

Miami, Florida
June 26, 1996